

May 15, 2012

<u>Via Facsimile</u>
Mr. Donovan Jones
President and Chief Executive Officer
Counterpath Corporation
Suite 300, One Bentall Centre, 505 Burrard Street
Vancouver, British Columbia, Canada V7X 1M3

      Re: **Counterpath Corporation**
               Form 10-K for the Fiscal Year Ended April 30, 2011
               Filed July 26, 2011
               File No. 000-50346

Dear Mr. Jones:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Patrick Gilmore

                      Patrick Gilmore
                      Accounting Branch Chief